# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Classover Holdings, Inc., CIK 0002022308
CUSIP: 187441021827
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 450 7th Avenue, Suite 905, New York, New York (NY), 10123
Date of event which requires filing of this statement: 04/04/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001094891-25-000010
Filed by CIK 0002066787

## Reporting persons
- Jumpstart NYC LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 500,000; shared voting power 0; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 500,000 (3.1% of the class)
  Comment: Limited Liability Company
- William R. Samuels: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 500,000; shared voting power 0; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 500,000 (3.1% of the class)

## Item 1. Issuer
Name of issuer: Classover Holdings, Inc.
Address of issuer's principal executive offices: 450 7th Avenue, Suite 905, New York, NEW YORK, 10123.

## Item 2. Person Filing
Name of person filing:
Jumpstart NYC LLC
William R. Samuels
Address of principal business office or, if none, residence: 201 California Street, Suite 350, San Francisco, CA 94111
Citizenship:
Jumpstart NYC LLC - Delaware
William R. Samuels - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 500,000
Percent of class: 3.1%
Sole power to vote or to direct the vote: 500,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EX-1 Beneficial Ownership Disclaimer

## Signatures
- Jumpstart NYC LLC: /s/ William R. Samuels, Manager (05/13/2025)
- William R. Samuels: /s/ William R. Samuels, Manager (05/13/2025)